AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
MARION SURGICAL INC.
(a Delaware Corporation)

ARTICLE I
The name of the corporation is Marion Surgical Inc. (the "Corporation").

ARTICLE II
The name and address of the Corporation's registered office in the State of Delaware is LEGALINC CORPORATE SERVICES INC. 131 Continental Dr, Suite 305, Newark, DE, 19713.

ARTICLE III
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV
AUTHORIZED CAPITAL STOCK

The total number of shares of all classes of capital stock that the Corporation shall have the authority to issue is 250,000 shares of Common Stock, par value $0.01 per share. The Corporation hereby effectuates a stock split such that each share of Common Stock issued and outstanding immediately prior to the effectiveness of this Certificate of Amendment shall be subdivided into 20 shares of Common Stock, with each share continuing to have a par value of $0.01 per share. After the stock split, the Corporation shall have 100,000 shares of Common Stock issued and outstanding, with 150,000 shares of Common Stock remaining unallocated.

ARTICLE V
The Corporation is to have perpetual existence.

ARTICLE VI
In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, or repeal the Bylaws of the Corporation.

ARTICLE VII
Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the Delaware statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE VIII
LIMITATION OF DIRECTOR LIABILITY

To the fullest extent permitted by the General Corporation Law of Delaware, as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

ARTICLE IX
The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this

Certificate of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE X
BOARD APPROVAL AND STOCKHOLDER CONSENT

Pursuant to a resolution of the Board of Directors of the Corporation, and with the consent of the stockholders representing the requisite number of votes, these Amended and Restated Articles of Incorporation have been duly adopted by the Corporation as of 2024-08-07.

IN WITNESS WHEREOF, the undersigned, being President of the Corporation, hereby certifies that the foregoing Amended and Restated Certificate of Incorporation of Marion Surgical Inc. was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of Delaware.

Executed this 7th of August, 2024.

_____

Ben Sainsbury
CEO
Marion Surgical Inc.


STATE OF DELAWARE
CERTIFICATE OF CORRECTION

COQUI 3D, INCORPORATED


Corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1.   The name of the corporation is COQUI 3D, INCORPORATED.

2.   That a Certificate of Formation was filed by the Secretary of State of Delaware on August 14, 2015 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.   The inaccuracy or defect of said Certificate is:

>   Filer indicated a higher amount of authorized outstanding stock than was permitted by the corporation's existing capital.

4.   Article FOURTH of the Certificate is corrected to read as follows:

>   FOURTH: The amount of total stock of this corporation that is authorized to be issued is 5,000 shares with no par value.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this _10___ day of August, A.D. 2016.

By:_____
                   Authorized Officer

Name: BEN SAINSBURY_____

Title: President and CEO_____





Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "COQUI 3D INCORPORATED", CHANGING ITS NAME FROM "COQUI 3D INCORPORATED" TO "MARION SURGICAL INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF APRIL, A.D. 2018, AT 4:07 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5805057 8100
SR# 20182883849

Authentication: 202553787
Date: 04-20-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

- First: The name of this Corporation is Coqui 3D Incorporated

- Second: Its registered office in the State of Delaware is to be located at 1521 Concord Pike #303 Street, in the City of Wilmington County of New castle Zip Code 19803. The registered agent in charge thereof is Resident Agents Inc.

  Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- Fourth: The amount of the total stock of this corporation is authorized to issue is 10,000,000 shares (number of authorized shares) with a par value of 0.0001000000 per share.

- Fifth: The name and mailing address of the incorporator are as follows:

  Name   Ben Sainsbury

  Mailing Address 640 Ellicott Street

  Buffalo, NY   Zip Code 14203

- I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 14 day of August, A.D. 20 15.

  BY: _____
  (Incorporator)

  NAME Ben Sainsbury
  (type or print)

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:45 AM 08/14/2015
FILED 09:45 AM 08/14/2015
SRV 151175521 - 5805057 FILE